02 NOV 18 AM 9:52

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone [00) 31 302162615
Fax [00]31 302161928

02060381

Our reference BB/jcd
Date 4 november 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period October 2002 and the Pricing Supplements of October 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

Rabobank Nederland
Communication

For information Jan Dost

Date 10 oktober 2002

Address Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Phone +31 30 216 24 11 / + 31 653 14 98 77
Email j.p.k.dost@rn.rabobank.nl
Fax +31 30 216 19 16

Internet www.rabobank.com

Press Release

$286 million available for 2002/3 Russian agribusiness season
EBRD and Rabobank strengthen cooperation

The European Bank for Reconstruction and Development and Rabobank, one of the world's biggest agricultural banks, have signed an agreement providing up to $286 million in short term working capital finance for the 2002/2003 agribusiness season. This doubles the EBRD's commitment to Rabobank's existing Russian agrifinance programme to $100 million from $50 million last year.

The main beneficiaries of the new facility are Russian soft-commodity traders, food processors, sugar refineries, oilseed crushers and grain millers in the main agricultural centers of Russia. As such, the facility will encourage the development of the agribusiness sector in Russia.

Through this alliance, the EBRD strengthens its relationship with Rabobank, whose focus on the agribusiness sector provides a dedicated partner with whom the Bank can work closely in developing new products in a number of emerging markets, EBRD President Jean Lemierre said after meeting with Rik van Slingelandt, acting Chairman of Rabobank's Executive Board.

Mr van Slingelandt said he expected that by the end of 2002 Rabobank will have provided in excess of $300 million in finance to 12 EBRD projects in Russia, Ukraine and Kazhakstan. "The agreement signed between the EBRD and Rabobank in relation to our Russian operations reflect our increased cooperation with the EBRD in Central and Eastern Europe and the CIS," Mr van Slingelandt added.

The innovative Russian scheme, in which the EBRD and Rabobank are sharing risks, provides borrowers with a practical way of using harvested commodities as collateral so as to raise working capital. The shortage of such capital is a major constraint on the growth of the Russian agricultural sector.

The facility will support Rabobank's Russian subsidiary to finance the purchase of sugar, wheat, sunflower seeds and other commodities and store the commodities in carefully selected warehouses, pending their repurchase by the original sellers. While in storage, the goods will be insured by reputable international insurance groups.

02 NOV 18 AM 9:52

Rabobank Nederland
Communication

For information Roel van Veggel/Jan Dost

Date 17 October 2002

Address Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Phone +31 30 216 87 66 / 31 30 216 24 11
Email r.b.veggel@rn.rabobank.nl
Fax +31 30 216 19 16

Internet www.rabobank.com

Press Release

Reinforcement and expansion of the Executive Board

HEEMSKERK THE NEW SENIOR EXECUTIVE OF THE RABOBANK GROUP

- **Executive board will comprise seven members**
- **Van Nuenen steps down, Van Schijndel to succeed him**
- **Verhaegen staying on**

Drs. H. Heemskerk, incumbent chairman of the managing board of F. van Lanschot Bankiers, has been appointed chairman of the executive board of the Rabobank Group[1].

The supervisory board, through the board's Chairman, professor dr. L. Koopmans, has announced a renewed and expanded executive board.

In brief, this concerns the following:
- Drs. H ('Bert') Heemskerk will take up his position as chairman of the executive board with effect from 1 December 2002;
- The executive board will be expanded to seven members as a result of the new top structure of Rabobank Nederland as revised in June this year;
- Ir. P.J.A. ('Piet') van Schijndel, chairman of the executive board of Interpolis, will join the executive board on 1 December 2002 and take responsibility for the member banks, with specific regard to market operations;
- Drs. J.F.C.M. ('John') van Nuenen, member of the executive board, has taken the decision to retire and will resign his membership of the executive board with effect from 1 January 2003;
- J.J. ('Jac') Verhaegen, who is responsible for the operational support of the member banks, will stay on until the middle of 2004;
- Within a short period an appointment is expected to be made of a member of the executive board who will be responsible for co-operative affairs and the relationships with the member banks;
- The appointment of a new 'CFO' – a successor to Dr. W. ('Wim') van den Goorbergh who left on 1 September 2002 – is expected within half a year.

---

[1] Under the normal proviso that this appointment is approved by the supervisory authorities

'We will soon have a strong team.' This is the expectation of Lense Koopmans, the supervisory board's chairman. 'A team very able to rise to the challenges that the Rabobank faces, a team capable of realising our ambition to be the market leader in the Netherlands.'

Bert Heemskerk has been chairman of the executive board of F. van Lanschot Bankiers NV, since 1991. He was approached to replace ir.drs. H.N.J. ('Hans') Smits. Today, the Works Council of Rabobank Nederland gave its consent to the recommendation.

Following his studies in theology and philosophy at the Philosophy-Theology Hochschule in Frankfurt am Main, at the Eberhard Karls University in Tübingen and at the Université Catholique in Paris, Heemskerk (59) went on to study economics at the Nederlandse Economische Hogeschool in Rotterdam. Before moving to Van Lanschot, he had worked at AMRO Bank/ABNAmro for more than twenty years, in Tokyo, Dubai and London, among other places. He rose to become Director General for the domestic market, a position in which he was responsible for the retail activities of the bank.

'I am very proud to be continuing my career at a renowned, solid bank like the Rabobank that is committed to its social role,' Heemskerk explains. 'There are very few banks quite so exemplary as the Rabobank, a bank with character. It is an inspiring challenge for me to work together with all my new colleagues to make a strong bank like the Rabobank even stronger.'

Heemskerk will be leading an executive board of seven. Joining him on the executive board are drs. D.J.M.G. ('Rik') Baron van Slingelandt (currently acting chairman, responsible for international banking), drs. J.C. ('Hans') ten Cate (corporate clients market), ir. P.J.A. ('Piet') van Schijndel (domestic banking and market operations), J.J. ('Jac') Verhaegen (domestic banking, operational support) and two other members yet to be appointed.

One of these new members, whose appointment is expected soon, will be focusing on the relationship with the member banks and co-operative affairs, a responsibility that has been given strong emphasis within the executive board since the modification of the top structure of Rabobank Nederland.
The other remaining portfolio in the executive board – that of *chief financial officer*, CFO – will, for the time being, be taken on by the new chairman. This vacancy should be filled within half a year.

John van Nuenen is leaving the executive board. 'After 34 years, I think the time has come for me to end my active career,' he says. 'I can look back on a really enthralling and varied career in which the customer has always been at both the core of my work and that of the Rabobank.' As of 1 January 2003, Van Nuenen will step down from the executive board, though he will remain with the bank until 1 May 2003.

His successor, Piet van Schijndel, is currently chairman of the executive board of Interpolis, the insurance arm of the Rabobank Group. His specific area of responsibility within the executive board will be domestic banking and market operations.

'It's an inspiring job,' Van Schijndel says. 'My new position gives me the chance to be involved in what I consider to be the heart of the Rabobank: the member banks.' He has worked for the Rabobank Group since 1975, in the insurance sector. In 1990 Van Schijndel (51) joined the executive board of Interpolis, becoming chairman four years ago.

Jac. Verhaegen has been asked by the supervisory board to stay on for another year. He had originally planned to retire in the course of next year but he has delayed that move until the middle of 2004. Verhaegen, who is the executive board member responsible for product development, operations and ICT, has many years of experience with the organisation. He joined the former executive board at the beginning of last year.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of about 360 independent local cooperative Rabobanks, which together have 1 million members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. Credit ratings of the major international ratings agencies show that Rabobank is the most creditworthy privately held bank in the world. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.


CENTRAL BANKER SCORECARDS
GLOBAL FINANCE
THE WORLD'S
The top players around the world have found a haven from economic storms by rediscovering some old-fashioned virtues
REFORGING RUSSIAN METALS
ICELAND AFTER THE FREEZE
PROJECT FINANCE CHAMPIONS



THE WORLD'S SAFEST BANKS

The 50 institutions with the highest ratings from the leading international credit rating agencies.

For "safe" read "dull." That has been the unspoken subtext for much of the past decade whenever banks have been ranked or prospects stacked up. At *Global Finance* we have begged to differ, constructing rankings based on size and credit quality alongside our more subjective Best Bank rankings.

With stock markets in turmoil and credit quality on a downward plunge, we think that snapshot is more useful than ever. This year we began with a pool of 500 of the world's largest banks by asset size, collated from Bureau van Dijk's BankScope database. We then applied ratings from Fitch IBCA, Moody's Investors Service and Standard & Poor's, with appropriate weightings.

Where there was no published rating from any one agency, one was inferred, but with a penalty applied.

Where banks were rated equally by all three ratings agencies, or had equal inferred ratings, the largest of the banks was awarded the highest ranking.

As with any ranking, the methodology is open to discussion. Relying on ratings does indeed skew the rankings toward public sector banks, but that is only part of the story. Good asset quality and sound risk management each play its role in forming the 2002 Safest Banks ranking.

—Mark Johnson and Dan Keeler

HOW WE MEASURE THE SAFETY OF BANKS

The chart on the next page compares the ratings for the world's 50 safest banks, based on long-term foreign currency ratings from Fitch IBCA, Moody's and Standard & Poor's. Holding companies have been rated rather than subsidiary banks, and government import-export finance institutions have been omitted. For each credit level, institutions with three top ratings are listed first, two top ratings second, and one top rating third. A single rating ranks higher than the absence of any rating (N/R). Within each rank set, banks are rated according to asset size. Ratings are reproduced with permission of the three ratings agencies, with all rights reserved. Bank asset sizes were provided by Bankscope. A rating is not a recommendation to purchase, sell or hold a security, and it does not comment on market price or suitability for a particular investor. Because Moody's uses different ratings from the other agencies, equivalents are shown in the table on the right.

Fitch IBCA/ Standard & Poor's	Moody's
AAA	Aaa
AA+	Aa1
AA	Aa2
AA-	Aa3
A+	A1
A	A2
A-	A3
BBB+	Baa1
BBB	Baa2
BBB-	Baa3
BB+	Ba1
BB	Ba2
BB-	Ba3
B/B+	B1
CCC	B2
NR	NR

Photoillustration by Colin Anderson/Brand X

WORLD'S SAFEST BANKS

THE WORLD'S SAFEST BANKS

RANK	BANK	COUNTRY	S&P RATING	MOODY'S RATING	FITCH RATING	FISCAL YEAR	TOTAL ASSETS $ MILLION
1	Rabobank	Netherlands	AAA	Aaa	AAA	12/2001	320,454
2	Bayerische Landesbank	Germany	AAA	Aaa	AAA	12/2001	275,808
3	Landesbank Baden-Württemberg	Germany	AAA	Aaa	AAA	12/2001	253,983
4	Landesbank Hessen-Thüringen	Germany	AAA	Aaa	AAA	12/2001	112,530
5	Bank Nederlandse Gemeenten	Netherlands	AAA	Aaa	AAA	12/2001	59,712
6	Landwirtschaftliche Rentenbank	Germany	AAA	Aaa	AAA	12/2001	51,942
7	Kreditanstalt für Wiederaufbau	Germany	AAA	Aaa	N/R	12/2001	206,007
8	CDC Ixis	France	AAA	Aaa	N/R	12/2001	203,781
9	Deutsche Ausgleichsbank	Germany	AAA	Aaa	N/R	12/2000	47,740
10	Nederlandse Waterschapsbank	Netherlands	AAA	Aaa	N/R	6/2001	17,247
11	WestLB	Germany	AA+	Aa1	AAA	12/2001	372,978
12	DekaBank Deutsche Kommunalbank	Germany	AA	Aaa	AAA	12/2001	69,826
13	Norddeutsche Landesbank	Germany	N/R	Aa1	AAA	12/2001	165,301
14	Landesbank Schleswig-Holstein	Germany	N/R	Aa1	AAA	12/2001	121,660
15	Bremer Landesbank Kreditanstalt Oldenburg	Germany	N/R	Aa1	AAA	12/2001	30,557
16	UBS	Switzerland	AA+	Aa2	AAA	3/2002	754,862
17	Hamburgische Landesbank	Germany	AA	Aa1	AAA	12/2001	80,905
18	Landesbank Rheinland-Pfalz	Germany	AA	Aa1	AAA	12/2001	59,10420
19	Barclays Bank	United Kingdom	AA	Aa1	AA+	12/2001	505,400
20	Lloyds TSB Bank	United Kingdom	AA	Aaa	N/R	12/2000	251,723
21	Landesbank Sachsen Girozentrale	Germany	AA	Aa2	AAA	12/2001	50,413
22	Banque et Caisse d'Epargne de l'Etat Luxembourg	Luxembourg	AA+	Aa1	N/R	12/2001	31,413
23	Crédit Agricole	France	N/R	N/R	AA+	6/2001	498,433
24	Halifax	United Kingdom	AA	Aa2	AA+	12/2000	221,185
25	Banco Popular Espanol	Spain	AA	Aa1	AA	12/2001	32,878
26	AB Svensk Exportkredit	Sweden	AA+	N/R	N/R	12/2001	12,733
27	Dexia Banque Belgique	Belgium	N/R	Aa2	AA+	12/2001	124,302
28	Landesbank Berlin-Girozentrale	Germany	N/R	Aa3	AAA	12/2000	89,003
29	Citigroup	United States	AA-	N/R	AA+	12/2001	1,051,450
30	BNP Paribas	France	AA-	Aa2	AA	12/2001	727,318
31	ABN AMRO	Netherlands	AA	N/R	AA	3/2002	526,450
32	HSBC Bank	United Kingdom	AA-	Aa2	AA	12/2001	288,493
33	Abbey National	United Kingdom	AA-	Aa2	AA	12/2001	267,307
34	Royal Bank of Canada	Canada	AA-	Aa2	AA	1/2002	220,166
35	National Australia Bank	Australia	AA	Aa3	AA	9/2001	174,946
36	Caisse Nationale des Caisses d'Epargne et de Prévoyance	France	AA	Aa2	N/R	12/2000	96,219
37	Caja Madrid	Spain	AA-	Aa2	AA	12/2001	58,658
38	Fifth Third Bank	United States	AA-	Aa1	AA-	3/2002	38,403
39	Société Générale	France	AA-	Aa3	AA	12/2001	451,660
40	ING Bank	Netherlands	AA-	Aa2	AA-	12/2001	390,725
41	Banco Bilbao Vizcaya Argentaria	Spain	AA-	Aa2	AA-	12/2001	269,208
42	Danske Bank	Denmark	AA-	Aa2	AA-	12/2001	184,155
43	Commonwealth Bank of Australia	Australia	AA-	Aa3	AA	6/2001	110,937
44	Northern Trust Company	United States	AA-	Aa3	AA	3/2002	32,758
45	Dresdner Bank	Germany	N/R	Aa2	AA-	3/2002	446,238
46	State Street	United States	AA-	N/R	AA	12/2001	69,896
47	Deutsche Bank	Germany	AA-	Aa3	AA-	3/2002	808,733
48	Canadian Imperial Bank of Commerce	Canada	AA-	Aa3	AA-	1/2002	176,072
49	Bank of Montreal	Canada	AA-	Aa3	AA-	1/2002	145,883
50	Svenska Handelsbanken	Sweden	A+	Aa2	AA-	12/2001	110,021

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 486A
TRANCHE NO: 1
£7,500,000 Callable Floating Rate Corridor Notes due 2005

Issue Price 100.00 per cent.

Nomura International

The date of this Pricing Supplement is 8th October, 2002

This Pricing Supplement, under which the Notes described herein (the "Notes") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "Offering Circular") dated 27 September, 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31st December, 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31st December, 2001.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleebank B.A. (Rabobank Nederland)
2	(i)	Series Number:	486A
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)	1
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£7,500,000
	(ii)	Tranche:	£7,500,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	£7,500,000
6	Specified Denominations:	£100,000
7	(i) Issue Date:	9th October, 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	9th October, 2005, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate Corridor Notes (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 9th January, 9th April, 9th July and 9th October in each year, from and including 9th January, 2003 to and including 9th October, 2005, all subject to adjustment in accordance with the Business Day Convention specified below (each an "Interest Payment Date")

		The period from and including 9th October, 2002 to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next following Interest Payment Date is herein called an "Interest Period". For the avoidance of doubt, each Interest Period shall be subject to adjustment in accordance with the Business Day Convention specified below
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	New York
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination (as to GBP-LIBOR-BBA). The Interest Amount per Specified Denomination for the relevant Interest Period will be calculated in accordance with the provisions set out in item 18(xiv) below
(v)	Interest Period Date(s):	9th January, 9th April, 9th July and 9th October in each year, from and including 9th January, 2003 to and including 9th October, 2005, all subject to adjustment in accordance with the Business Day Convention specified above
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not Deutsche Bank AG London):	Nomura International plc
(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(viii)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	GBP-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day of the relevant Interest Period
	- ISDA Definitions: (if different from these set out in the Conditions)	Not Applicable
(ix)	Margin(s):	+ 1.65 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	Actual/365
(xiii)	Rate Multiplier:	Not Applicable

(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

The Interest Amount per Specified Denomination for each Interest Period shall be calculated by the Calculation Agent on the relevant Rate Cut Off Date (as defined below) in accordance with the formula below, provided that the resultant figure of the formula shall never be less than zero:

Interest Amount = £100,000 x (Floating Rate + Margin) x b/B x DCF

Where:

"Floating Rate" means the rate as defined in item 18(viii) above

"Margin" means the percentage as defined in item 18(ix) above

"DCF" means the Day Count Fraction as defined in item 18(xii) above

"b" means the number of calendar days in the relevant Interest Accrual Period (as defined below), on which the Reference Rate (as defined below), as observed on such calendar day or as otherwise described below, is equal to or above the Lower Barrier (as defined below) and equal to or below the relevant Upper Barrier (as defined below) for the relevant Interest Accrual Period. For the avoidance of doubt, if a calendar day within the relevant Interest Accrual Period but prior to the Rate Cut Off Date is not a London Business Day then the Reference Rate for such calendar day will be deemed to be the Reference Rate for the previous day in such Interest Accrual Period prior to the Rate Cut Off Date which was a London Business Day. The Reference Rate in respect of a calendar day within the relevant Interest Accrual Period that falls after the relevant Rate Cut Off Date but before the next succeeding Interest Period Date shall be the Reference Rate on the relevant Rate Cut Off Date for that Interest Accrual Period

"B" means the total number of calendar days in the same Interest Accrual Period as that for the purpose of "b" above

"London Business Day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London

"Lower Barrier" means 0.00 per cent. per annum

"Upper Barrier" means with respect to the relevant Interest Accrual Period:

Interest Accrual Period ending on (but excluding) the Interest Period Date on or around:	Upper Barrier (%)
9th January, 2003, 9th April, 2003, 9th July, 2003 and 9th October, 2003	4.50%
9th January, 2004, 9th April, 2004, 9th July, 2004 and 9th October, 2004	5.50%
9th January, 2005, 9th April, 2005, 9th July, 2005 and 9th October, 2005	6.00%

"Rate Cut Off Date" means the day which is the fifth (5) London Business Day prior to the relevant Interest Payment Date

"Interest Accrual Period" means the period beginning on and including 9th October, 2002 and ending on but excluding the first Interest Period Date and each successive period beginning on and including an Interest Period Date and ending on but excluding the next succeeding Interest Period Date

"Reference Rate" means the rate of "GBP-LIBOR-BBA" (as defined in the ISDA Definitions) with a Designated Maturity of 3 months and with the modification that "Reset Date" will be replaced by "London Business Day"

For the purpose of determining the Reference Rate, if Telerate Page 3750 is cancelled or unavailable on a London Business Day, the fall back provisions as set out under the definition of "GBP-LIBOR-BBA" will apply with a Designated Maturity of 3 months, and with the modifications that "Reset Date" will be replaced by "London Business Day" and the expression "Calculation Agent" shall mean "Nomura International plc"

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Dates:	9th October, 2003 and 9th October, 2004, subject to adjustment in accordance with the Modified Following Business Day Convention

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of such intention to redeem the Notes not less than five (5) London Business Days' prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.00 per cent.
35	If non-syndicated, name of Dealer:	Nomura International plc
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0155618662
38	Common Code:	015561866

39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent and Luxembourg Stock Exchange Listing Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Nomura International plc

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of £1.00 = Euro 1.58 producing a sum of (for Notes not denominated in Euro):	Euro 11,850,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	8th October, 2002
46	Date of Base Offering Circular:	27th September, 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised